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                               November 16, 2023

       Jison Lim
       Director and Chairman
       Ten-League International Holdings Ltd
       16 Gul Drive
       Singapore 629467

                                                        Re: Ten-League
International Holdings Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed November 1,
2023
                                                            File No. 333-275240

       Dear Jison Lim:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1, Filed November 1, 2023

       Cover Page

   1. We note that you have checked the Rule 415 box on the outside cover page, yet disclosures elsewhere
indicate that this is a firm commitment, underwritten offering.
                                                        Please advise or revise
accordingly.
       The Offering, page 9

   2. It appears that Ten-League and Jules Verne are registering the resale of shares in the underwritten public
offering, while LJSC Holdings, Undersea Capital and Jules Verne are registering the resale
of shares in the resale prospectus. Please revise throughout to clearly indicate which
shareholders are registering shares in the public offering prospectus versus the resale prospectus.
For example, in the explanatory note on page ii, you state that the public offering
prospectus is for the underwritten public offering by you of 2,203,500 shares, but you do not
indicate that Ten-League and Jules Verne are also selling shares in the underwritten
offering. Consider using different terms to discuss the shareholders who
 Jison Lim
Ten-League International Holdings Ltd
November 16, 2023
Page 2
       are selling in the underwritten offering versus the shareholders selling in the resale offering.
Risk Factors
Risks Related to Our Business and Industry
We face risks related to heightened inflation, recession, financial and credit market disruptions and other economic conditions., page 20

3. We note your disclosure on page 43 attributing the decrease in revenue derived from sales of heavy equipment to customers postponing purchases to minimize interest expenses amid elevated interest rates. In this risk factor, or another you deem more appropriate, please update your disclosure characterized as potential if inflationary pressures or related interest rate increases have impacted your operations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Nasreen Mohammed at 202-551-3773 or Lyn Shenk at 202-551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.



                                                              Sincerely,
FirstName LastNameJison Lim
                                                              Division of
Corporation Finance
Comapany NameTen-League International Holdings Ltd
                                                              Office of Trade &
Services
November 16, 2023 Page 2
cc:       Louise L. Liu
FirstName LastName